G-405

U.S 06008362 ...ry

cm

AB 7/13

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405/A
PART III

Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities
Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MMDDYYYY) AND ENDING 03/31/06 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:
ICAP Securities USA, LLC
Garban LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry (212) 341-9746
(Area Code - Telephone No.)

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)
PricewaterhouseCoopers LLP

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING RECEIVED MAY 30 2006 WASH, D.C. 209 SECTION

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban LLC, as of March 31st in the year 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MEREDITH E. MASTERS
Notary Public of New Jersey
My Commission Expires Aug. 15, 2008

Signature

Chief Financial Officer
Title

Meredith E. Masters
Notary Public

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project 1535-0089 Washington, DC 20503.

Garban LLC and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2006

SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH. D.C. 209 SECTION

Garban LLC and Subsidiaries
Index
March 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Garban LLC and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Garban LLC and Subsidiaries (the "Company") at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 25, 2006

Garban LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2006

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 99,222
Cash segregated under federal regulations	28,862
Deposits with clearing organizations	55,794
Securities owned, at estimated fair value	13,620
Securities owned, held at clearing broker, at estimated fair value	5,991
Securities owned, not readily marketable	22,157
Receivable from brokers, dealers and clearing organizations	2,766,245
Receivable from customers	97,261
Commissions receivable, net of allowance for doubtful accounts of $323	65,914
Receivable from affiliates	84,905
Management fee receivable	396
Exchange memberships, at cost (market value - $9,500)	7,550
Software developed for internal use, at cost, less accumulated amortization of $6,940	732
Goodwill	1,933
Intangible assets, net of accumulated amortization $252	505
Prepaid expenses and other assets	21,880
	$ 3,272,967
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 2,753,746
Securities sold, but not yet purchased, at estimated fair value	7,063
Payable to customers	111,816
Payable to non-customers	861
Payable to affiliates	5,492
Accrued expenses and accounts payable	86,142
	2,965,120
Minority interest in equity of consolidated subsidiary	107
Commitments and contingencies (Note 7)	
Member's equity	307,740
	$ 3,272,967

The accompanying notes are an integral part of this consolidated financial statement.

(dollars in thousands)

1. Organization

Garban LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in New Jersey and with an office in London, is a broker of United States Treasury bills, notes and bonds, and other obligations of United States governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities on a fully matched basis. Subsidiaries operate in the brokering of financial instruments including corporate bonds, preferred stock, direct access, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, and domestic and international money market brokerage services. Subsidiaries are registered with the SEC, NASD, Commodity Futures Trading Commission ("CFTC") and the National Futures Association. One subsidiary has four trading licenses with the New York Stock Exchange ("NYSE"). Another subsidiary is a registered futures commission merchant ("FCM") and a member of the Chicago Mercantile Exchange, the Chicago Board of Trade and became a member of the New York Mercantile Exchange ("NYMEX") during the year.

On October 3, 2005, a subsidiary acquired 100% of the introducing broker activities of United Energy, Inc. United Energy, Inc. was an inter dealer broker on the NYMEX. The subsidiary has expanded its product offerings as a result of this acquisition.

The aggregate purchase price was $2,172 in cash.

The following table summarizes the estimated fair value of the assets acquired at the date of acquisition:

At October 3, 2005		
Current assets	$	11
Furniture and fixtures		7
Intangible assets		272
Goodwill		1,882
Total assets acquired	$	2,172

Acquisition costs of $51 were capitalized as part of goodwill.

(dollars in thousands)

On February 1, 2006, a subsidiary effected a merger with an affiliated company, Harlows LLC ("Harlows") whereby the activities of Harlows were consolidated, with the subsidiary being the surviving entity carrying on the combined business. The merger of the subsidiary and Harlows was accounted for in accordance with SFAS 141, "Business Combinations", whereby mergers of entities under common control are accounted for in a manner similar to a pooling of interest. Accordingly, the subsidiary has recorded the assets and liabilities transferred from Harlows as though the transfer of net assets had occurred as of the beginning of the year. The combination resulted in an increase of $458 to opening Member's equity.

The following table summarizes the estimated fair value of the assets and liabilities transferred at February 1, 2006:

Cash	$ 102
Commissions receivable	1,372
Prepaids expense and net assets	506
Total assets transferred	$ 1,980
Liabilities assumed	$ (1,522)

The consolidated financial statements include the accounts of Garban LLC and its wholly-owned subsidiaries. The subsidiaries are single member limited liability companies in which Garban LLC has a 100% interest. The limited liability companies are ICAP Corporates LLC, Intercapital Securities LLC, ICAP Capital Markets LLC and ICAP Futures LLC. ICAP Futures LLC and subsidiary has a 70% interest in Pronous Asset Management LLC. The 30% minority interest is owned by the President and Chief Investment Officer of Pronous. All material intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2006 include approximately $96,028 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Deposits with clearing organizations include treasury bills with a market value of approximately $36,235 at March 31, 2006.

The Company has adopted Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. Software assets ready for their intended use are being amortized on a

(dollars in thousands)

straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter.

Proprietary securities transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, but not yet purchased, are recorded at estimated fair value. At March 31, 2006, securities owned included foreign government obligations of $539, equities of $25, a short-term corporate note of $2,362, U.S. Government agency mutual funds of $4,671, and negotiable certificates of deposit of $5,947. Securities sold, but not yet purchased consist of corporate obligations of $2,851 and U.S. government obligations of $4,212. Securities owned held at clearing broker consists of corporate obligations of $1,992, U.S. Government obligations of $2,487, municipal securities of $1,500 and equities of $12 and represent those securities owned which may be pledged as collateral and rehypothecated by the clearing broker.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Furniture and fixtures are being depreciated over the useful lives of the assets, ranging from five to seven years by the straight-line method.

Exchange memberships are valued at cost and are evaluated for impairment on an annual basis. As the purchase of these memberships is less than one year old, no annual test for impairment was performed as of March 31, 2006. However, management believes that since the date of acquisition, there have been no events or circumstances that signify the existence or impairment.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. As the purchase of these assets is less than one year old, no annual test for impairment was performed as of March 31, 2006. However, management believes that since the date of acquisition, there have been no events or circumstances that signify the existence of impairment.

(dollars in thousands)

Identifiable intangible assets consist of customer lists and are amortized over 4-5 years.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity. INAI and FBHI allocate to the Company its share of the consolidated federal tax expense or benefits based upon the principles of separate company calculation as though the Company was treated as a separate taxpayer. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the consolidated statement of financial condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Cash Segregated Under Federal Regulations

Cash of approximately $10,352 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). The Company and a subsidiary computed a PAIB Reserve requirement of nil and nil, respectively, at March 31, 2006. The Company and the subsidiary had cash segregated in a PAIB reserve account of $2,000 and $2,000, respectively. A subsidiary computed a segregation requirement of $21,126 pursuant to Section 4d(2) of the Commodities and Exchange Act (the "Act") and segregated cash, treasury bills, and options for the benefit of customers in the amount of $26,301. Client owned treasury bills and options in the amount of $11,971 are not included in the consolidated statement of financial condition.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date. Receivable from and payable to brokers, dealers and clearing organizations primarily includes deposits paid for securities borrowed of $2,437,504 and deposits received for securities loaned of $2,439,802, resale agreements of $7,072, repurchase agreements of $78,461 and amounts due for securities transactions which have passed settlement date and are still outstanding.

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

(dollars in thousands)

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions with customers and unrealized gains and losses on open futures contracts. Amounts receivable from and payable to customers at March 31, 2006, consist of the following:

	Receivable	Payable
Cash transactions	$ 97,261	$ 102,480
Margin transactions	-	9,336
	$ 97,261	$ 111,816

6. NYSE Seat Share Conversion

The NYSE/Archipelago merger (collectively referred to as "NYSE Group"), which took place in March 2006, had a significant impact on a subsidiary's financial results for the year ended March 31, 2006. The subsidiary had been a member of the NYSE for a number of years and was the beneficial owner of four memberships (seats) carried at cost of $3,220. Pursuant to the plan of merger between NYSE and Archipelago, the subsidiary surrendered its memberships in exchange for approximately $1,200 in cash and 320,708 NYSE Group common shares, par value $0.01 per share, in the aggregate. In lieu of the rights conferred by membership, the subsidiary purchased the rights to four annual renewable trading licenses. These licenses allow the subsidiary continued physical and electronic access to the NYSE trading facilities. The NYSE Group common shares are subject to a three-year restriction on transfer, which will expire in equal one-third installments in March 2007, 2008, and 2009. The subsidiary has estimated the fair value on these restricted shares to be approximately $22,157 which is included in "securities owned, not readily marketable" on the statement of financial condition.

On May 5, 2006, the NYSE completed a secondary offering of its shares. A subsidiary sold 69,787 of NYSE common shares that were originally restricted, until March 2007.

(dollars in thousands)

7. Commitments and Contingencies

Leases
During the year ended March 31, 2006, the Company entered into a 15 year lease agreement for new facilities. The lease contains provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the lease are as follows:

Year Ending March 31	
2007	$ 5,557
2008	5,792
2009	5,894
2010	5,897
2011	5,933
Thereafter	41,748
	$ 70,821

The office space included under the lease is used by the Company, its subsidiaries and various other affiliates. The Company allocates a portion of lease costs to the affiliates.

The ultimate parent company, ICAP plc, has obtained an uncollateralized letter of credit in the amount of $5,800, in order to satisfy the requirements of the lease agreement entered into by the Company for the new facilities.

A subsidiary has satisfied collateral requirements with two clearing organizations at March 31, 2006 by depositing two letters of credit in the amount of $10,000.

The Company has a $25,000 credit facility available to satisfy collateral requirements with a clearing organization.

No amounts were outstanding on the credit facility or the letters of credit as of March 31, 2006.

Other
In June 2003, the Company was named in connection with an alleged infringement of patent number 6,560,580 ("'580 Patent") in the United States of America. The Company rejected the claim.

The jury trial commenced on February 7, 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the Company to be the sum of $2,200 as of September 30, 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Company.

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of the "Garban GTN" and on the Company's counterclaim for judgment declaring that the Garban GTN did not infringe the '580 Patent. On February 22, 2005, the jury found that the application for the '580 Patent "failed to provide an adequate written description" in certain of the '580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claims of the '580 Patent, but that the claimed infringement had not been "willful."

(dollars in thousands)

On April 4, 2005, the claimants and the Company filed post-trial applications.

On December 12, 2005, the Court ruled on the claimants' and the Company's applications pertaining to the jury's verdict and denied all applications, thus leaving the jury's verdict undisturbed.

On February 22, 2006, the Court ruled on the Company's application pertaining to claimants' asserted inequitable conduct in the prosecution of the '580 Patent. The Court ruled in favor of the Company and declared that the '580 Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on April 3, 2006. On April 27, 2006, the claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's ruling.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Company, but based on current available information and after consultation with the Company's lawyers, management continues to expect a successful outcome for the Company.

The Company is also involved in other litigation arising in the ordinary course of their business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

8. Regulatory Requirements

Garban LLC is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

Garban LLC had liquid capital of approximately $125,926, at March 31, 2006, which was approximately $122,928 in excess of the minimum liquid capital requirement. Garban LLC's ratio of liquid capital to total haircuts was approximately 50 to 1.

Garban LLC has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because Garban LLC, in connection with its activities as a government securities interdealer broker, does not otherwise hold funds or securities for, or owe money or securities to, customers. ICAP Corporates LLC is subject to SEC Rule 15c3-3 and maintains a "Special Account for Exclusive Benefit of Customers" (see Note 3). ICAP Futures LLC, an FCM, is subject to Section 4d(2) under the Act and also maintains special accounts for the exclusive benefit of customers.

The Garban LLC subsidiaries are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Capital Markets LLC is no longer registered with the SEC as a U.S. government broker dealer and is no longer subject to Department of Treasury Regulation 402.2 but continues to compute pro-forma liquid capital for purposes of regulatory consolidation. ICAP Futures LLC is subject to the Minimum

(dollars in thousands)

Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2006 are set forth below:

Company	Net Capital	Minimum Net Capital Requirement	Excess Net Capital
ICAP Capital Markets LLC	$ 26,408	$ -	$ 26,408
Intercapital Securities LLC	7,488	145	7,343
ICAP Corporates LLC	36,383	3,114	33,269
ICAP Futures LLC	17,490	1,635	15,855

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in Garban LLC's corresponding unaudited Form G-405 part II filed as of March 31, 2006:

	ICAP Capital Market LLC	ICAP Corporates LLC	Intercapital Securities LLC	ICAP Futures LLC	Total
Assets	$ 85,426	$ 2,855,745	$ 19,675	$ 41,755	$ 3,002,601
Liabilities	28,582	2,784,551	10,320	11,997	2,835,450
Minority interest	-	-	-	107	107
Net	$ 56,844	$ 71,194	$ 9,355	$ 29,651	$ 167,044

9. Employee Benefits

The Company and its subsidiaries participate in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each entity pays its respective portion of the administrative expenses.

10. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire shares in ICAP plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of grant. Under one plan, options are granted, with an exercise price that represents 50% of the market value at the grant date. Options generally vest between three and for years after the grant date and will expire with seven to ten years after the grant date.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time

(dollars in thousands)

of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

A subsidiary has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $2,359,734 and received cash or other collateral with a value of approximately $2,439,802, which is recorded in the Company's consolidated statement of financial condition at March 31, 2006. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $2,359,320 and has given cash or other collateral with a value of approximately $2,439,504, which is recorded in the Company's consolidated statement of financial condition at March 31, 2006. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

At March 31, 2006, the Company had commitments to enter into future resale and repurchase agreements. At March 31, 2006, the Company had received collateral of $78,461 under repurchase agreements. In addition the Company has given collateral of $7,072 under agreements to resell none of which has been rehypothecated. The Company had certain other transaction which, in accordance with industry practice, were not recorded in consolidated statement of financial condition.

A subsidiary has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary has recorded this obligation in the consolidated financial statements at the March 31, 2006 market value of the related securities. The subsidiary is subject to loss if the market price of the securities increases subsequent to March 31, 2006.

The Company and its subsidiaries maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate nonperformance by the counterparties.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Company to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized. Whenever warranted, additional cash or collateral is obtained. The Company monitors the credit worthiness of each counterparty.

The contractual amount of purchase and sale transactions for the Company at March 31, 2006 was approximately $187,579,122 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled.

(dollars in thousands)

Pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2006, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

12. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand. In addition, the Company provides clearing services for foreign and domestic affiliates.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). ICAP Electronic Broking LLC ("IEB") an affiliate of the Company has an affiliated membership underneath the direct membership of the Company. While IEB maintains a separate participant identification with the FICC, all margining is combined at the Company level. At March 31, 2006, $1,596 is receivable from IEB and is included in receivable from affiliates.